Exhibit 99

NEWS

                                              For further information contact:
(FORT HOWARD LOGO here)
                                              Media:
                                              Cliff Bowers, Ext. 4087

                                              Financial:
                                              Mike Lempke, Ext. 2492
     P. O. Box 19130
     Green Bay, WI 54307-9130
     414/435-8821

     FOR RELEASE:  IMMEDIATELY

                         FORT HOWARD EPS MORE THAN DOUBLES
                             TO $0.58 FOR 3RD QUARTER,
                             OPERATING INCOME RISES 42%


     GREEN BAY, WI - October 23, 1996 - Fort Howard Corporation today reported its seventh consecutive year-over-year quarterly increase in operating income. Net income per share reached $0.58 for the third quarter ending September 30, 1996, compared to net income per share of $0.23 in the same period of 1995.

     "Our strong market positions, supported by Fort Howard's unique operating efficiencies, have propelled our positive performance for this quarter as they have for the past several," said Fort Howard President and Chief Executive Officer, Michael T. Riordan. "Very strong order flow for our at-home products, stable pricing in our away-from-home business and low recovered fiber costs were key factors."

     Fort Howard's operating income rose 42% in the third quarter of 1996 compared to the third quarter of 1995. Its operating income margin for the quarter was 33% compared to 22% for the third quarter of 1995 and 31% for the second quarter of 1996.

                                    -- More --
                                   -- Ad One --

     According to Riordan, the growing demand for the company's at-home branded and private label tissue products, combined with its plans for continued product enhancements, led to its capacity-expansion announcement last month.

     Fort Howard will add a state-of-the-art, 270-inch paper machine at either its Rincon, GA, operation near Savannah, or its Muskogee, OK, facility. Start-up is expected in 1999.

                               NET SALES PERFORMANCE

     Although volume increased in the 3rd quarter, domestic tissue revenues declined slightly from the same quarter of 1995 due primarily to lower selling prices for Fort Howard's at-home products. Net sales of the company's international operations increased 4% for the third quarter of 1996 compared to third quarter 1995 due to higher volume at the company's U.K. facilities, offset by lower selling prices. For the third quarter, Fort Howard's consolidated net sales decreased to $408,163,000 compared to third quarter 1995 net sales of $426,116,000. This is principally due to lower sales from the company's recovered fiber brokerage operations that experienced significantly lower prices for commodity wastepaper.
   Domestic tissue sales increased 5% for the first nine months of 1996 compared to 1995. Net sales of the company's international operations increased 9% for the first nine months of 1996 compared to 1995 due to an increase in both net selling prices and volume at the company's United Kingdom facilities. Offsetting sales increases at domestic and international tissue operations were lower sales from the company's recovered fiber brokerage operations resulting from lower prices. First nine months 1996 consolidated net sales were $1,196,307,000, a decrease of 0.8% from 1995 net sales of $1,205,602,000 for the same period.

                                   -- Ad Two --

                            OPERATING INCOME INCREASES

     Operating income increased 42% to $135,299,000 for the third quarter compared to $95,369,000 for the third quarter of 1995. Operating income increased 47% to $374,201,000 in the first nine months of 1996 compared to $254,235,000 for the first nine months of 1995. The year-to-date increase was primarily due to higher volume and selling prices and lower recovered fiber costs in both the company's domestic and international operations.

                            NET INCOME NEARLY TRIPLES

     For the third quarter of 1996, net income was $43,074,000 resulting in net income for the first nine months of 1996 of $103,051,000 compared to net income of $14,500,000 and net loss of $6,147,000 (after extraordinary item) for the same periods in 1995, respectively. The net income per share was $0.58 for the third quarter of 1996 compared to $0.23 for the third quarter of 1995. Net income per share before extraordinary items were $1.55 and $0.22 for the first nine months of 1996 and 1995, respectively. For the first nine months of 1996, net income per share after extraordinary item was $1.50 compared to a net loss per share after extraordinary item of $0.11 for the first nine months of 1995.

     In April 1995, the company completed a recapitalization, including an IPO of 25 million shares of common stock. Had the recapitalization been completed on January 1, 1995, net income per share for the first nine months of 1995 would have been $0.36 per share on a pro forma basis based on 63,371,000 shares outstanding.

     Extraordinary losses related to debt repurchases in 1996 and 1995 (see Notes to Financial Information) impacted the company's financial performance during the first nine months of 1996 and 1995.

     Fort Howard is a leading manufacturer and marketer of consumer tissue products for both the away-from-home and at-home markets in the United States and United Kingdom.

                                    -- More --
                                  -- Ad  Three --

     In the domestic at-home market, its principal consumer brands include Mardi Gras printed napkins (which holds the leading domestic market position) and paper towels, Soft 'N Gentle bath and facial tissue, So-Dri paper towels, and Green Forest, the leading domestic line of environmentally positioned recycled tissue paper products.

     Prominent away-from-home market brands include the Preference Ultra line of premium products, Preference near-premium products, and the Envision line of environmentally positioned products.

(FINANCIAL INFORMATION AND NOTES FOLLOW ON SEPARATE PAGES. THE NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.)


                                     # # # # #


                          FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF INCOME
                                 (Unaudited)

                             Three Months Ended         Nine Months Ended
                                September 30,             September 30,
                            --------------------        ------------------
                            1996            1995        1996          1995
                            ----            ----        ----          ----
                              (In thousands, except per share amounts)
Net sales                 $408,163       $426,116    $1,196,307  $1,205,602
Cost of sales              234,007        299,974       715,863     865,474
                          --------       --------    ----------  ----------
Gross income               174,156        126,142       480,444     340,128
Selling, general and
  administrative            38,857         30,773       106,243      85,893
                          --------       --------    ----------  ----------
Operating income           135,299         95,369       374,201     254,235
Interest expense            61,867         74,177       198,841     237,258
Other expense
  (income), net              2,545         (1,600)        3,583      (2,537)
                          --------       --------    ----------  ----------
Income before taxes         70,887         22,792       171,777      19,514
Income tax expense          27,813          8,292        65,386       6,913
                          --------       --------    ----------  ----------
Net income before
  extraordinary item        43,074         14,500       106,391      12,601
Extraordinary item -
  loss on debt
  repurchases, net              --             --        (3,340)    (18,748)
                          --------       --------    ----------  ----------
Net income (loss)         $ 43,074       $ 14,500    $  103,051  $   (6,147)
                          ========       ========    ==========  ==========

Net income (loss) per share:
  Before extraordinary
    item                  $   0.58       $   0.23    $     1.55  $     0.22
  Extraordinary item            --             --         (0.05)      (0.33)
                          --------       --------    ----------  ----------
  Net income (loss)       $   0.58       $   0.23    $     1.50  $    (0.11)
                          ========       ========    ==========  ==========














                            FORT HOWARD CORPORATION
                          CONSOLIDATED BALANCE SHEETS
                                  (Unaudited)

                                                    September 30, December 31,
                                                        1996         1995
                                                    ------------  ------------
                                                          (In thousands)
Assets
  Current assets:
    Cash and cash equivalents                        $      693    $      946
    Receivables, less allowances of $3,304 in 1996
      and $2,883 in 1995                                 90,157        97,707
    Inventories                                         136,696       163,076
    Deferred income taxes                                51,000        29,000
    Income taxes receivable                                 400           700
                                                     ----------    ----------
      Total current assets                              278,946       291,429

  Property, plant and equipment                       2,009,804     1,971,641
    Less:  Accumulated depreciation                     778,953       706,394
                                                     ----------    ----------
      Net property, plant and equipment               1,230,851     1,265,247

  Other assets                                           77,905        95,761
                                                     ----------    ----------
      Total assets                                   $1,587,702    $1,652,437
                                                     ==========    ==========

Liabilities and Shareholders' Deficit
  Current liabilities:
    Accounts payable                                 $  121,179    $  112,384
    Interest payable                                     23,481        64,375
    Income taxes payable                                  6,145         1,339
    Other current liabilities                            90,530        85,351
    Current portion of long-term debt                    69,865        62,720
                                                     ----------    ----------
      Total current liabilities                         311,200       326,169

  Long-term debt                                      2,500,695     2,903,299
  Deferred and other long-term income taxes             270,227       225,043
  Other liabilities                                      34,970        36,355

  Shareholders' deficit:
    Common Stock                                            740           634
    Additional paid-in capital                        1,100,884       895,652
    Cumulative translation adjustment                    (2,194)       (2,844)
    Retained deficit                                 (2,628,820)   (2,731,871)
                                                     ----------    ----------
      Total shareholders' deficit                    (1,529,390)   (1,838,429)
                                                     ----------    ----------
      Total liabilities and shareholders' deficit    $1,587,702    $1,652,437
                                                     ==========    ==========









                           FORT HOWARD CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                          Nine Months Ended
                                                            September 30,
                                                        --------------------
                                                        1996            1995
                                                        ----            ----
                                                           (In thousands)
Cash provided from (used for) operations:
  Net income (loss)                                   $ 103,051     $  (6,147)
  Depreciation                                           75,727        73,751
  Non-cash interest expense                              10,103         9,634
  Deferred income tax (credit) expense                   23,228        (3,967)
  Pre-tax loss on debt repurchases                        5,520        30,734
  Decrease in receivables                                 7,550        17,972
  (Increase) decrease in inventories                     26,380       (41,820)
  Decrease in income taxes receivable                       300         4,500
  Increase in accounts payable                            8,795        26,623
  Decrease in interest payable                          (40,894)      (58,538)
  Increase in income taxes payable                        4,806           429
  All other, net                                          7,435       (12,228)
                                                      ---------     ---------
    Net cash provided from operations                   232,001        40,943

Cash used for investment activity:
  Additions to property, plant and equipment            (40,876)      (32,150)

Cash provided from (used for) financing activities:
  Proceeds from long-term borrowings                         --     1,438,900
  Repayment of long-term borrowings                    (395,227)   (1,682,623)
  Debt issuance costs                                    (1,489)      (49,155)
  Issuance of Common Stock, net of offering costs       205,338       284,104
                                                      ---------     ---------
    Net cash (used for)financing activities            (191,378)       (8,774)
                                                      ---------     ---------
Increase (decrease) in cash                                (253)           19

Cash at beginning of period                                 946           422
                                                      ---------     ---------

  Cash at end of period                               $     693     $     441
                                                      =========     =========

                                     *****



















                           FORT HOWARD CORPORATION
                        NOTES TO FINANCIAL INFORMATION
                               (Unaudited)


1. In May and June 1996 the company sold 10.52 million primary shares of common stock in a registered public offering. The net proceeds of the offering were used to reduce outstanding bank debt. Also included in the offering were 6.52 million secondary shares of common stock sold by certain shareholders of Fort Howard. The company did not receive any of the proceeds from the sale of shares by the selling shareholders. In connection with the offering in the second quarter of 1996, the company reported an extraordinary loss of $3 million (net of income taxes of $2 million) representing write-offs of deferred loan costs associated with the prepayment of indebtedness outstanding under the company's 1995 Bank Credit Agreement on May 15, 1996.


2. The company completed a recapitalization, including an IPO of 25 million shares of common stock, in April 1995.

    A. In connection with the April 1995 recapitalization, the company reported an extraordinary loss of $19 million (net of income taxes of $12 million) representing the redemption premiums on the repurchases of all the company's outstanding 12 5/8% Subordinated Debentures at the redemption price of 102.5% of the principal amount thereof and write-offs of deferred loan costs associated with the prepayment or repurchases of all indebtedness outstanding under the company's 1988 Bank Credit Agreement, the 1993 Term Loan and the Senior Secured Floating Rate Notes on March 16, 1995, and the repurchase of all outstanding 12 5/8% Subordinated Debentures and 14 1/8% Junior Subordinated Discount Debentures on April 15, 1995.

    B. Assuming that all components of the recapitalization had been consummated as of January 1, 1995, for the first nine months of 1995, pro forma interest expense would have decreased $16 million from $237 million to $221 million. After adjusting the income tax (credit) for the decrease in interest expense at an effective rate of 38.5%, the pro forma net income (loss) before extraordinary item and pro forma net income (loss) per share before extraordinary item (assuming that 63,371,000 weighted average shares were outstanding for the period) would have been $22.6 million and $0.36 per share for the first nine months of 1995, respectively.

                                   # # # # #